Exhibit 99.1

Beamr Expects Fiscal Year 2026 Revenues to Increase by $1.5 Million Year Over Year

Beamr secured a three-year renewal with a major global streaming platform, representing a significant change from its customary annual renewals. The Company expects 2026 revenues to increase based on existing agreements, renewals and broader business activities.

Herzliya, Israel, Sept. 30, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today announced a three-year renewal of its license agreement with a major global streaming platform, extending the agreement through October 2029. The Company expects fiscal year 2026 revenues to be approximately $4.5 million, increasing by approximately $1.5 million, reflecting expected revenue growth of approximately 50% over fiscal year 2025, based on its current expectations regarding existing customer agreements, renewals and broader business activities.

“We believe this multi-year renewal, together with other customer renewals, reflects the continued value and sustainability of Beamr’s technology, expertise and services,” said Sharon Carmel, CEO of Beamr. “Based on our current expectations regarding existing customer agreements, renewals and broader business activities, we currently expect fiscal year 2026 revenues to increase by approximately $1.5 million compared with fiscal year 2025. We believe this renewal enhances our visibility into our anticipated future revenues while we continue to pursue new growth opportunities across our media and entertainment, AI and autonomous vehicle initiatives.”

The renewal supports Beamr’s established media and entertainment business. Beamr also sees potential opportunities to broaden its engagements with existing and new customers through additional products and services, while continuing to pursue growth across media and entertainment, AI and autonomous vehicles.

The revenue guidance provided above constitutes forward-looking statements and actual results may differ materially. Refer to the “Forward-Looking Statements” safe harbor section below for information on the factors that could cause the Company’s actual results to differ materially from these forward-looking statements, as well as the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2025, including in “Operating and Financial Review and Prospects” and “Risk Factors”, for further context.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to the Company’s anticipated revenues and other results for the full year 2026, pursuing new growth opportunities across its media and entertainment, AI and autonomous vehicle initiatives and potential opportunities to broaden its engagements with existing and new customers through additional products and services, while continuing to pursue growth across media and entertainment, AI and autonomous vehicles.. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com